Exhibit 99.1

Home Inns Group Announces New Independent Director and Co-Chairman of

the Board of Directors

Shanghai, January 2, 2013 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced the appointment of Mr. Yi Liu as an independent director and co-chairman of the board of directors of the Company, replacing Mr. Yunxin Mei, effective on January 1, 2013. Mr. Mei will remain as a senior consultant to the Company following his retirement.

Mr. Liu is the vice chairman and CEO of Beijing Tourism Group, whose main business includes hotel management, travel agency services, retail sales, catering services, auto services, sightseeing destinations and real estate development. Mr. Liu also serves as the chairman of Beijing Summer Palace Hotel Co., Ltd., which is the owner of a high-end boutique hotel, Aman at Summer Palace. In addition, Mr. Liu also serves on the boards of several other companies, including China CYTS Tours Holding Co., Ltd., Century Securities Co., Ltd., and Poly Victory Investments Limited. Previously, Mr. Liu served as chairman of Beijing Capital Tourism Co., Ltd, a listed company on China’s A-share market, chairman of Beijing Shouqi Group Co. Ltd, and chairman of BTG International Travel & Tours. Mr. Liu led the successful listing of Beijing Capital Tourism Co., Ltd on China’s A-share market in 2000 and the restructuring of New Yansha Group and Xidan Shopping Center, entities formerly owned by Beijing Capital Retailing Group Co. Ltd., another listed company on China’s A-share market in 2010. Mr. Liu graduated from the International School of Science and Tourism in Italy and received his EMBA degree from Tsinghua University in China.

“We would like to thank Mr. Mei for his dedication and contribution to Home Inns Group’s rapid growth over the years. Mr. Mei has served as a director and co-chairman of the board of directors since May 2004 and we are pleased that we can continue to benefit from his input as a senior consultant to the Company after his retirement.” said Mr. Neil Shen, co-chairman of the board of directors of Home Inns Group. “On behalf of the entire board, I would like to welcome Mr. Liu. Mr. Liu has over 30 years of experience in the Chinese tourist industry. We believe his extensive experience and industry expertise are valuable additions to the board and beneficial to the continuous growth and development of Home Inns Group.”

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on the number of hotels and hotel rooms as well as geographic coverage. Since Home Inns Group commenced operations in 2002, it has built Home Inn as one of the best-known economy hotel brands in China. In October of 2011, Home Inns Group acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

For investor and media inquiries, please contact:

Johnny Wang

Home Inns & Hotels Management Inc.

Tel: + 86-21-3401-9898*2504

Email: johnnywang@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com